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SEC FILE NUMBER 1-13179
CUSIP NUMBER 34354P105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Flowserve Corporation

Full Name of Registrant

Former Name if Applicable

5215 N. O’Connor Blvd., Suite 2300

Address of Principal Executive Office (Street and Number)

Irving, Texas 75039

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Flowserve Corporation (the “Company”) previously announced (i) delays in meeting its periodic SEC reporting requirements for Forms 10-K and 10-Q, (ii) the restatement of previously issued annual financial results for 2000 through 2003 and quarterly results during 2003 and the first quarter of 2004 and (iii) the existence of certain material weaknesses in its internal controls. The Company is working diligently to address and resolve these matters, as well as complete and file amended annual reports on Form 10-K for the years ended December 31, 2000 through 2003, its amended first quarter reports on Form 10-Q/A for the quarters ended March 31, 2003 and March 31, 2004, its amended second quarter report on Form 10-Q/A for the quarter ended June 30, 2003, its

(Attach extra Sheets if Needed)

second quarter report on Form 10-Q for the quarter ended June 30, 2004, its amended third quarter report on Form 10-Q/A for the quarter ended September 30, 2003, its third quarter report on Form 10-Q for the quarter ended September 30, 2004, its annual report on Form 10-K for the year ended December 31, 2004, its first quarter report on Form 10-Q for the quarter ended March 31, 2005 and its second quarter report on Form 10-Q for the quarter ended June 30, 2005 (“2005 2Q Form 10-Q”). The Company is continuing to address the new requirements of Section 404 of Sarbanes-Oxley regarding its attestation as to the effectiveness of its internal controls, the analysis of material weaknesses in internal controls and identification of any possible material weaknesses. As set forth in its Report on Form 8-K furnished to the SEC on February 10, 2005, which is incorporated herein by reference, the Company believes that its previously announced expected internal control deficiencies and weaknesses, plus certain potential others still being evaluated, will fall into the following basic types of material weaknesses for company-level and site-level controls: incomplete policy documentation, communication, training and compliance; record retention shortcomings; insufficient internal audit processes; weaknesses in information technology processes; segregation of duties; and weaknesses in verifying fixed assets and in approving significant transactions and non-recurring journal entries. As a result of these deficiencies and weaknesses, the Company expects to receive an adverse opinion from its external auditors on the effectiveness of its internal controls. Due to the Company’s efforts in resolving the aforementioned matters, the Company is not able to finalize the financial statements and related information for inclusion in the 2005 2Q Form 10-Q. Accordingly, the Company is unable to file the 2005 2Q Form 10-Q within the prescribed time period.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tara D. Mackey	972	443-6610

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes ☒   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently is uncertain whether there will be a significant change in results of operations from the corresponding period of the prior year. Until the Company completes its financial review process of its financial results for the year ended December 31, 2004 and the quarter ended June 30, 2005 and fully assesses the matters disclosed in its Form 8-K furnished to the SEC on October 28, 2004 and in its Form 8-K furnished to the SEC on February 10, 2005, including the proper amount, classification and applicable periods of the restatement adjustments, the Company will not be in a position to determine the significance of any anticipated changes in results of operations. Based on work completed to date and excluding the impact of the pending IRS audit, which is still being analyzed by amount and affected period, the Company continues to expect that the restatement will result in a cumulative net income reduction of less than $20 million and will primarily affect years prior to 2004.

Flowserve Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2005	By	/s/ Ronald F. Shuff

Ronald F. Shuff Vice President, Secretary and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).